UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Papa Murphy’s Holdings, Inc.

(Name of Subject Company)

MTY Columbia Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

MTY Columbia Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8150, route Transcanadienne, Suite 200

St. Laurent, QC, H4S 1M5

Canada

(514) 336 -8885

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch St., Tenth Floor Portland, Oregon 97209 United States (503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), for any and all of the outstanding shares of common stock, par value $0.01 per share, of Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 10th, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and Papa Murphy’s.

Notice to Investors

The tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Papa Murphy’s. The solicitation and offer to buy Papa Murphy’s shares will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, Purchaser will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and Papa Murphy’s will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of Papa Murphy’s are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding the tender of their shares. The tender offer statement (including the related exhibits), the solicitation/recommendation statement and the other documents filed by Papa Murphy’s with the SEC, including the Merger Agreement, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of Papa Murphy’s free of charge from the information agent for the tender offer, and the solicitation/recommendation statement and the other documents filed by Papa Murphy’s with the SEC will be made available to all stockholders of Papa Murphy’s free of charge at www.investors.papamurphys.com.

Forward-Looking Information

Certain information in this communication constitutes “forward-looking” information that involves known and unknown risks and uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of Purchaser, MTY, Papa Murphy’s or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. All statements other than statements of historical facts included in this communication may constitute forward-looking statements. In particular, this communication contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding, without limitation, the potential benefits and effects of the proposed tender offer and the related merger, the ability to complete the proposed tender offer and related merger and the potential closing date of these transactions and the potential impact of these transactions on the combined company’s future operations; the suitability of these transactions for MTY and Papa Murphy’s; the effect of these transactions on Papa Murphy’s stakeholders; the expected EBITDA, revenue, liquidity, cash flows, system sales and potential growth of the combined company; and potential future acquisition opportunities and capital investments. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate”, “estimate”, “may”, “will”, “expect”, “believe”, “plan” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Purchaser’s, MTY’s and Papa Murphy’s management and involve a number of risks, uncertainties, and assumptions.

The forward-looking information contained in this communication reflects Purchaser’s, MTY’s and Papa Murphy’s current expectations and assumptions regarding future events and operating performance and speaks only as of the date of this communication. These expectations and assumptions include, but are not limited to: the currency exchange rates used to derive Canadian dollar expectations; market acceptance of the proposed tender offer and the related merger; the satisfactory fulfillment of all of the conditions precedent to these transaction; the receipt of all required approvals and consents including regulatory approvals; future results of Papa Murphy’s business and operations meeting or exceeding historical results; the success of the integration of Papa Murphy’s operations and management team with MTY’s operations and business; and market acceptance of potential future acquisitions and capital investments by MTY. While these assumptions and expectations are considered reasonable, a number of factors could cause the actual results, level of activity, performance or achievements to be materially different from the expectations and assumptions of Purchaser, MTY and Papa Murphy’s, including those discussed in Parent’s public filings available at www.sedar.com and in particular in its most recent annual information form under “Risk Factors” and in its management’s discussion and analysis for its fiscal year ended November 30, 2018 under “Risk and uncertainties” and in Papa Murphy’s public filings with the SEC, available at ww.sec.gov, including under those discussed under “Risk Factors” in Papa Murphy’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2018.

Risks and uncertainties inherent in the nature of the proposed tender offer and the related merger include, without limitation, the failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to these transactions, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of these transactions; and general economic conditions. Failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to the transactions may result in the transactions not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the transactions will be realized. In addition, if the transactions are not completed, and Papa Murphy’s continues as an independent entity, there are risks that the announcement of the transactions and the dedication of substantial resources of Papa Murphy’s to the completion of the transactions could have an impact on Papa Murphy’s business and strategic relationships, operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of Papa Murphy’s. Furthermore, the termination of the Merger Agreement may, in certain circumstances, result in Papa Murphy’s being required to pay a fee to MTY, the result of which could have a material adverse effect on Papa Murphy’s financial position and results of operations and its ability to fund growth opportunities and current operations.

Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this communication is expressly qualified by this cautionary statement. Except as required by law, neither of Purchaser, MTY, Parent or Papa Murphy’s assumes any obligation to update or revise forward-looking information to reflect new events or circumstances. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable securities laws.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(5)(A)	Joint press release issued by MTY Food Group Inc. and Papa Murphy’s Holdings, Inc., dated April 11, 2019 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Papa Murphy’s Holdings, Inc. filed on April 11, 2019)

(a)(5)(B)	Summary Investor Presentation of MTY Food Group Inc., dated April 11, 2019

(a)(5)(C)	Transcript of Earnings Call of MTY Food Group Inc., dated April 11, 2019